[redacted]

SECU 14049036 SSION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH. D.C.
189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Livingston Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, Suite 223
(No. and Street)

New York	NY	10022-7519
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott B. Livingston — (212) 520-8481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott B. Livingston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Livingston Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

ERIC ENDE
Notary Public, State of New York
No. 01EN6162601
Qualified in Nassau County
Commission Expires March 12, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIVINGSTON SECURITIES, LLC

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Livingston Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Livingston Securities, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Livingston Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 2, 2014

Member of msi Global Alliance
Independent Legal & Accounting Firms

LIVINGSTON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	283,374
Clearing deposit		100,000
Commissions receivable		78,340
Due from related parties (Note 3)		38,200
Fees receivable		25,000
Furniture and equipment, at cost, net of accumulated depreciation of $71,838		9,565
Other assets		16,838
Total assets	**$**	**551,317**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	49,673
Due to related parties (Note 3)		7,500
Deferred revenue		3,333
Total liabilities		60,506
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
MEMBER'S EQUITY (Note 2)		490,811
Total liabilities and member's equity	**$**	**551,317**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Livingston Securities, LLC (the "Company") is a New York limited liability company formed on February 21, 2008. The Company conducts a securities and investment banking business in which it purchases and sells securities on behalf of its clients. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of The Livingston Group of Companies, LLC (the "Parent"). In addition, the Company is affiliated with Livingston Services, LLC (the "Related Entity") which is also a wholly owned subsidiary of its Parent.

Revenue recognition

The Company records securities transactions and related revenue and expenses on a settlement date basis. Transactions recorded on a trade date basis would not be materially different. Consulting revenue is recorded based on the terms of the respective agreements and deferred until earned by the Company. Fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2013, management believes all receivables to be fully collectible.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and its member is taxed on its respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2013.

Furniture and equipment

Furniture and equipment is stated at cost and depreciated using the straight line method over the estimated useful lives of three years.

Basis of Accounting and Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Basis of Accounting and Trading and Valuation of Securities *(concluded)*

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company does not hold any securities as of December 31, 2013.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2013, the Company had net capital and net capital requirements of $404,541 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.14 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company is provided office space and facilities from its Related Entity under an expense sharing agreement. Under the agreement the Company is required to reimburse the Related Entity 90% of the costs to utilize common office space, personnel and administrative services. The Company incurred a total of $121,543 to this related entity for the year ended December 31, 2013.

The Company has a receivable of $38,200 from the Related Entity and has a payable of $7,500 to its Parent as of December 31, 2013.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had liabilities subordinated to claims of general creditors shown on the accompanying statement of financial condition last year that represented an amount owed to an individual under a subordinated loan agreement. On January 28, 2013, the Company paid the holder of the subordinated loan the entirety of the principal and accrued interest in the amount of $260,000.

The note was approved by the Financial Industry Regulatory Authority, Inc. as a subordinated loan, and thus was available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing was required for the Company's continued compliance with the minimum net capital requirements, it may not have been repaid.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities, through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has receivables from and deposits with its clearing broker as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

The Company's financial instruments, including cash and cash equivalents, clearing deposit, commissions receivable, due from related parties, fees receivable, other assets, accounts payable, due to related parties and deferred revenue are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has cash in a bank in excess of the FDIC insurance coverage of $250,000. At December 31, 2013, the Company had $33,374 in excess of this requirement which is subject to loss should the bank cease operations.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH, D.C.
189

To the Member of
Livingston Securities, LLC
825 Third Avenue, Suite 223
New York, NY 10022

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Livingston Securities, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Member of msi Global Alliance
Independent Legal & Accounting Firms

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 2, 2014

LIVINGSTON SECURITIES, LLC

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2013

General assessment per Form SIPC-7, including interest	$	2,540
Less payments made with Form SIPC-6		(916)
Amount paid with Form SIPC-7	**$**	**1,624**